SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                         ____________________


                               FORM 11-K
                             ANNUAL REPORT

                         ____________________


                   Pursuant to Section 15(d) of the

                    Securities Exchange Act of 1934


                         ____________________


              For the Fiscal Year Ended December 31, 1999


                         _____________________


               PENNZOIL-QUAKER STATE COMPANY SAVINGS AND
                 INVESTMENT PLAN FOR HOURLY EMPLOYEES

                      Commission File No. 1-14501

                        ______________________

                     PENNZOIL-QUAKER STATE COMPANY

                    Pennzoil Place, P. O. Box 2967
                      Houston, Texas  77252-2967
(Name of issuer of securities held pursuant to the plan and address of its principal executive office)

               REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Administrative Committee,
Pennzoil-Quaker State Company
Savings and Investment Plan for Hourly Employees:

We have audited the accompanying statements of net assets available for benefits of the Pennzoil-Quaker State Company Savings and Investment Plan for Hourly Employees (the Plan) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements and the supplemental schedules referred to below are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1999, included as Schedule I, and reportable transactions (series of investment transactions) for the year ended December 31, 1999, included as Schedule II, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        ARTHUR ANDERSEN LLP

Houston, Texas
June 26, 2000


          PENNZOIL-QUAKER STATE COMPANY SAVINGS AND INVESTMENT PLAN
                             FOR HOURLY EMPLOYEES

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                          DECEMBER 31, 1999 AND 1998


                                                   1999             1998
                                               -------------    ------------
ASSETS:

  Investments, at fair value (Note 4)          $19,313,692      $17,724,166

  Receivables-
    Employee contributions                          76,014          175,798
    Employer contributions                          43,676           46,033
    Investment income                               20,516            9,922
                                               ------------     ------------
                                                   140,206          231,753
                                               ------------     ------------
       Total assets                             19,453,898       17,955,919
                                               ------------     ------------
LIABILITIES:
    Payable to brokers                              48,348          108,566
                                               ------------     ------------
NET ASSETS AVAILABLE FOR BENEFITS              $19,405,550      $17,847,353
                                               ============     ============

 See notes to financial statements.


      PENNZOIL-QUAKER STATE COMPANY SAVINGS AND INVESTMENT PLAN
                        FOR HOURLY EMPLOYEES

      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                 FOR THE YEAR ENDED DECEMBER 31, 1999







NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                                          $17,847,353

CONTRIBUTIONS:
  Employee                                                     1,754,242
  Employer                                                     1,044,461
                                                             ------------
                                                               2,798,703

INVESTMENT INCOME:
  Dividends                                                      304,621
  Interest                                                       208,832
  Loan Repayment Interest                                         92,164
  Net depreciation in fair value of investments                 (289,369)
                                                             ------------
                                                                 316,248

NET TRANSFERS TO SALARIED PLAN (Note 2)                         (344,926)

ADMINISTRATIVE EXPENSES                                           (1,878)

DISTRIBUTIONS AND WITHDRAWALS (Note 2)                        (1,209,950)
                                                             ------------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                                                $19,405,550
                                                             ============

 See notes to financial statements

       PENNZOIL-QUAKER STATE COMPANY SAVINGS AND INVESTMENT PLAN

                         FOR HOURLY EMPLOYEES

                     NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999


1.   SPIN-OFF OF PENNZOIL-QUAKER STATE COMPANY FROM PENNZOIL COMPANY:

On December 30, 1998, Pennzoil Company (Pennzoil) distributed to its shareholders 47.8 million shares of common stock of its wholly owned subsidiary Pennzoil-Quaker State Company (the Company or Pennzoil-Quaker State) representing all of the shares of the Company owned by Pennzoil. As a result of the distribution, Pennzoil Company, renamed PennzEnergy Company (PennzEnergy), and Pennzoil-Quaker State are no longer affiliated entities.

As part of the spin-off transaction, the Pennzoil Company Savings and Investment Plan for Hourly Employees (the Plan) was renamed Pennzoil-Quaker State Company Savings and Investment Plan for Hourly Employees and covers only the hourly employees of Pennzoil-Quaker State and participating subsidiaries and affiliated companies, effective December 31, 1998. Net assets related to PennzEnergy employees were transferred to the Pennzoil Company Savings and Investment Plan effective November 30, 1998.

In connection with the spin-off, Pennzoil distributed one share of Pennzoil-Quaker State common stock for every share of Pennzoil common stock. As a result, the Plan holds both PennzEnergy and Pennzoil-Quaker State common stock. Effective with the distribution, the Plan only invests new monies in Pennzoil-Quaker State common stock.

On August 17, 1999, Devon Energy Corporation (Devon) acquired PennzEnergy in a merger transaction. PennzEnergy shareholders received 0.4475 shares of common stock in Devon for each share of PennzEnergy owned. In conjunction with the merger transaction, the Plan document was amended by changing all references to PennzEnergy common stock therein to Devon common stock.

2.   DESCRIPTION OF THE PLAN:

General

The   following  description  of  the  Plan  provides   only   general
information.   Participants should refer to the Plan agreement  for  a
more complete description of the Plan's provisions.

The purpose of the Plan is to encourage hourly employees to save, and invest systematically, a portion of their current compensation in order that they may have an additional source of income upon their retirement or disability, or for their family in the event of their death. Upon changing wage status to salaried, a participant's account balance is transferred between the Plan and the Pennzoil-Quaker State Company Savings and Investment Plan.

Each person employed by Pennzoil-Quaker State, who is a member of a collective bargaining unit which has agreed to participate in the Plan and who receives remuneration on an hourly basis on or after January 1, 1989, is eligible to participate in the Plan on the later of the effective date or the entry date coinciding with or next following their completion of one year of service.

Plan Administration

The Plan is administered by an administrative committee (the Administrative Committee) consisting of at least three members appointed by the Board of Directors of the Company. The sole trustee of the Plan is Mellon Bank, N.A. All administrative expenses are borne by the Company with the exception of fees for investment management and loan processing fees for participant loans.

The Plan is subject to the provisions of the Employee Retirement
Income Security Act of 1974, as amended (ERISA).

Contributions

In order to participate in the Plan, an eligible employee must elect to make a contribution to the Plan in whole percentages of not less than 1 percent and not more than 12 percent of annual compensation. Employee contributions may be made "after-tax" or, under a Section 401(k) option, on a "before-tax" basis. The sum of the rates of pretax and after-tax contributions are subject to the following limitations:

Years of Participation (a)     Maximum Combined Contribution Rate

      Less than 5 years                        9%
      5 - 10 years                            10%
      More than 10 years                      12%

For each Plan year Pennzoil-Quaker State contributes an amount on behalf of participating employees equal to the following percentages of the aggregate pretax and after-tax contribution rates shown above.

                                Applicable
                               Percentage -
       Years of              Employer Matching
   Participation (a)           Contribution

      Less than 5 years             50%
      5 - 10 years                  75%
      More than 10 years           100%

(a)  Includes years of participation in the Plan or the Pennzoil
  Company and participating companies Employees Stock Purchase Plans.

Investment Choices

Employer contributions are invested primarily in Pennzoil-Quaker State common stock. At the Company's discretion, employer contributions may be made either in cash or in common stock. Employee contributions are invested in either common stock or in the other investment funds as designated by the participant. During 1999, Pennzoil-Quaker State contributed 54,582 shares of its common stock valued at the average of the high and low market prices on the date of the contribution. All employee and employer contributions (other than stock) are initially invested in interest-bearing short-term, highly liquid investments. A separate account is maintained for each participant which reflects the participant's contributions, employer contributions, withdrawals, and the participant's allocable share of the Plan's investment earnings.

Participants who have attained age 55 have the option to transfer all or a part of their existing employer contributions to be invested among the various investment options. Subject to the above, Devon common stock held in the employer's contribution account may not be transferred to be invested in other options. Employee contributions are invested as designated by participating employees in four mutual funds, a common/collective trust fund and/or Pennzoil-Quaker State common stock.

In conjunction with the spin-off and subsequent merger transaction, Devon common stock, formerly PennzEnergy common stock, is a frozen investment. Each member's account held in Devon common stock will be maintained in the trust fund as a separate frozen account and any cash dividends or other income paid with respect to the Devon common stock will be reinvested in Pennzoil-Quaker State common stock.

Loans

A participant may apply to the Administrative Committee of the Plan to borrow from his or her accounts, subject to certain limitations. Such loans will be for a term not to exceed five years (up to 20 years in the case of loans to purchase a primary residence). The minimum loan amount is $1,000 and the maximum loan amount is the lesser of $50,000 or 50 percent of the participant's account balances. Interest rates on loans are fixed at the Prime Rate plus one percent.

Repayment of loans are made each pay period by payroll deductions, or a loan may be prepaid in full by a lump sum payment. Upon retirement, death or termination of employment, participants have 60 days after the next payment due date to pay the loan in full.

Participant loans are reported as an asset of the Plan and principal and interest payments received are transferred to the investment funds based on the participant's current contribution elections.

Vesting and Disposition of Forfeitures

Participants are always fully vested in employee contributions. Participants vest in employer contributions at a rate of 25 percent per year beginning at the end of two years of service, becoming fully vested after five years of service. Any nonvested portion of employer contributions shall be forfeited upon termination. Forfeitures shall be allocated as follows: first, to reinstate any employer contribution amounts of participants who return to service and, second, to restore any amounts previously forfeited as unclaimed benefits. Any remaining amounts are applied to reduce succeeding employer contributions.

Withdrawals

Withdrawals may be made from either an employee's previous pretax or after-tax contributions, net of previous withdrawals, upon written notice to the Administrative Committee of the Plan. After-tax withdrawals result in the participant's forfeiture of the right to participate in the Plan for 180 days. Pretax withdrawals are allowed only when the participant's age is 59-1/2 or older, unless a financial hardship exists. Hardship withdrawals will cause the participants to be suspended from making further contributions for 365 days. Withdrawals may be made from employer contributions only if the participant has been a member of the Plan for five full Plan years and will cause an employee to be suspended from participation in the Plan for 180 days.

Distribution of Benefits

Benefits  that  are  vested  are  payable  to  participants  or  their
beneficiaries   at   retirement,  permanent   disability,   death   or
termination of service.

Termination or Amendment of the Plan

The Plan may be terminated, amended or modified by the Board of Directors of the Company at any time. Upon complete or partial termination of the Plan, all amounts credited to the accounts with respect to which the Plan has been terminated shall become fully vested and nonforfeitable.

3.   SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting, except that amounts allocated to accounts of persons who have withdrawn from participation in the earnings and operations of the Plan are not recorded as a liability of the Plan but are classified as a component of net assets available for benefits. There were no such amounts outstanding at December 31, 1999 and 1998.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Administrative Committee to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Asset Valuation

The Plan's investments are reflected in the accompanying financial statements at year-end current values, which represent fair values. For common stocks, fair value was determined by using the applicable closing price of the common stock as listed on the New York Stock
Exchange on the last trading day of the Plan year. For all mutual funds, fair value was determined based on the closing price of the mutual fund as listed on the applicable stock exchange on the last trading day of the Plan year. The Merrill Lynch Retirement Preservation Trust Fund is a common/collective trust fund investing primarily in guaranteed investment contracts (GICs), synthetic GICs, and U.S. Government securities. The guaranteed investment contracts are fully benefit responsive and are recorded at contract value, which approximates fair value. The effective yield was approximately 6.22% per other plan for the year ended December 31, 1999.

Net appreciation or depreciation in fair value of investments consists of realized gains or losses on sale of investments and unrealized appreciation or depreciation in fair value of investments.

4.   INVESTMENTS:

The following presents investments that represent 5 percent or more of the Plan's net assets:


                                                                December 31,
                                                            1999           1998
                                                        -------------  -------------
Pennzoil-Quaker State Company common stock              $  3,271,858   $  2,957,301
Devon Energy Corporation common stock                      2,618,329      3,270,561
Merrill Lynch Retirement Preservations Trust               3,290,898      3,291,343
Dreyfus Basic S&P 500 Stock Index Fund                     6,583,038      5,216,067
Davis New York Venture Fund                                1,668,773      1,140,719
Participant loans                                            990,226      1,022,117

During 1999, the Plan's investments depreciated in value by $289,369 as follows:

Common Stock                                            $ (1,534,281)
Mutual Funds                                               1,244,912
                                                        -------------
                                                        $   (289,369)
                                                        =============

5.   NONPARTICIPANT-DIRECTED INVESTMENTS:

Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments is as follows:



                                                                  December 31,
                                                              1999           1998
                                                          -------------  -------------
Net Assets:
  Pennzoil-Quaker State Company common stock              $  1,626,598   $  1,472,587
  Devon Energy Corporation common stock                      1,283,957      1,634,668
  Battle Mountain Gold Company common stock                      2,063          4,064
  Cash and temporary investments                                61,555         89,014
  Employer contributions receivable                             43,676         46,033
  Investment income receivable                                   3,005          9,691
  Payable to brokers                                           (48,348)       (63,002)
                                                          -------------  -------------
                                                          $  2,972,506   $  3,193,055
                                                          =============  =============


                                                        For the Year Ended
                                                         December 31,1999
                                                          -------------
Changes in Net Assets:
  Employer contributions                                  $    804,036
  Dividends                                                    111,155
  Interest                                                       5,772
  Net depreciation in fair value of investments               (761,940)
  Transfers to Salaried Plan                                   (76,422)
  Interfund transfers                                         (169,700)
  Administrative Expenses                                         (509)
  Distributions and Withdrawals                               (132,941)
                                                          -------------
                                                          $   (220,549)
                                                          =============


6.   FEDERAL INCOME TAXES:

The Plan obtained its latest determination letter on June 14, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (IRC). The Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Administrative Committee believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 1999 and 1998.

7.  RISKS AND UNCERTAINTIES:

The Plan provides for various investments in common stock, a common/collective trust fund, mutual funds and cash and temporary investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

8.  RELATED-PARTY TRANSACTIONS:

Certain Plan investments are shares of mutual funds managed by Mellon Bank, N. A. Mellon Bank, N. A. is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $1,878 for the year ended December 31, 1999.

                                                                                     SCHEDULE I


                         PENNZOIL-QUAKER STATE COMPANY SAVINGS AND INVESTMENT PLAN
                                           FOR HOURLY EMPLOYEES

                               SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                             DECEMBER 31, 1999



                                                                                                    Current
  Identity of Issue/Description               Principal/Shares or Units             Cost             Value
  -----------------------------               -------------------------          -----------      -----------
Pennzoil-Quaker State Company <F1>         321,164 shares--$.10 par value        $ 3,995,915      $ 3,271,858
Devon Energy Corporation                   79,645 shares--$.10 par value           1,872,054        2,618,329
Battle Mountain Gold Company               2,128 shares--$.10 par value                5,852            4,389
Merrill Lynch Retirement
  Preservation Trust                       3,290,898 units                            <F2>          3,290,898

Dreyfus Basic S&P 500
  Stock Index Fund                         214,641 units                              <F2>          6,583,038
Davis New York Venture Fund                58,024 units                               <F2>          1,668,773
Fidelity Advisor Balanced Fund             31,450 units                               <F2>            573,960
J.P. Morgan Institutional Bond Fund        21,264 units                               <F2>            198,391
Mellon Bank - EB temporary
  investment fund <F1>                     113,830 units                             113,830          113,830

Pennzoil-Quaker State Company
  Savings and Investment Plan
  for Hourly Employees <F1>
  Participant Loans with interest
  rates ranging from 8.75% to 10.0%                                                   <F2>            990,226
                                                                                                  -----------

  Total assets held for investment purposes                                                       $19,313,692
                                                                                                  ===========



<F1> Represents party-in-interest.
<F2> Cost omitted for participant-directed investments.

                                                                              SCHEDULE II

              PENNZOIL-QUAKER STATE COMPANY SAVINGS AND INVESTMENT PLAN
                                FOR HOURLY EMPLOYEES

                        SCHEDULE OF REPORTABLE TRANSACTIONS
                        (SERIES OF INVESTMENT TRANSACTIONS)
                        FOR THE YEAR ENDED DECEMBER 31, 1999




   Identity of Party Involved         Purchase       Selling      Cost of          Net
   and Description of Assets          Price<F1>     Price<F1>      Asset          Gain
-------------------------------      ----------    -----------   ----------     --------

Pennzoil-Quaker State Company common
 stock, $.10 par value -
   Purchases (67 transactions)       $1,915,595    $     -       $1,915,595     $    -
   Sales (41 transactions)                 -           384,352      369,530        14,822

Mellon Bank - EB Temporary
 Investment Fund -
   Purchases (183 transactions)       2,040,039          -        2,040,039          -
   Sales (182 transactions)                 -        2,064,909    2,064,909          -





<F1> Current value of asset on transaction date is equal to the purchase or selling price.
     Prices are shown net of related expenses.

NOTE: This schedule is a listing of a series of investment transactions in the same security which exceed 5% of the current value of the Plan's assets as of the beginning of the Plan year.


                               SIGNATURE



      Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this report to be signed by the undersigned thereunto duly authorized.



                                 PENNZOIL-QUAKER STATE COMPANY SAVINGS
                                 AND INVESTMENT PLAN FOR HOURLY
                                 EMPLOYEES



                                 By  S/N  MARK S. ESSELMAN
                                 Mark S. Esselman
                                 Chairman of the Administrative
                                 Committee


June 28, 2000

               CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



      As independent public accountants, we hereby consent to the incorporation of our report dated June 26, 2000, included in this Form 11-K, into Pennzoil-Quaker State Company's previously filed Registration Statement File No. 333-69835.


                                                   ARTHUR ANDERSEN LLP

Houston, Texas
June 26, 2000